SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company)

RAMTRON INTERNATIONAL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

Eric A. Balzer

Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, Colorado 80921

(719) 481-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:

Steve L. Camahort, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, California 94111

(415) 616-1100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 12, 2012, the following email was sent by Ramtron’s CEO Eric Balzer to Ramtron employees:

Fellow Ramtron Employees:

As you may have seen this morning Cypress Semiconductors has made a proposal to acquire Ramtron. Until we issue a formal disclosure, the company cannot publicly comment on the matter.

I recognize that you may have questions, but for all of us, it really needs to be business as usual. It is important that we remain focused on executing our business goals and continuing to provide customers with the innovative, high-quality products and solutions they have come to expect from Ramtron. We remain confident that executing on our current business strategy will deliver superior value to our stockholders.

This matter may lead to inquiries from external parties, including the media, and it is important for the Company to speak with one voice on this matter. Consistent with our existing policy, please forward all investor and media calls to Lee Brown at (719) 481-7213 or via email: lee.brown@ramtron.com.

We will do our best to keep you informed as this process unfolds. On behalf of the Board and management team, I thank you for your continued dedication and commitment to the company.

Sincerely,

Eric

On June 13, 2012, Ramtron issued the following press release:

RAMTRON CONFIRMS RECEIPT OF UNSOLICITED

PROPOSAL FROM CYPRESS SEMICONDUCTOR

Colorado Springs, CO – June 13, 2012 — Ramtron International Corporation (Nasdaq: RMTR), a leading developer and supplier of nonvolatile ferroelectric random access memory (F-RAM) and integrated semiconductor products, confirms that it received an unsolicited proposal from Cypress Semiconductor Corporation (Nasdaq: CY) on June 12 to acquire all outstanding stock of Ramtron at a price of $2.48 per share in cash.

Consistent with its fiduciary duties, Ramtron’s Board of Directors will review and consider the proposal, in consultation with its financial and legal advisors, and determine the course of action that it believes is in the best interests of Ramtron and its stockholders.

Ramtron stockholders are advised to take no action at this time pending the review of the proposal by Ramtron’s Board of Directors.

Needham & Company, LLC is serving as Ramtron’s financial advisor, and Shearman & Sterling LLP is serving as Ramtron’s legal advisor.

About Ramtron

Ramtron International Corporation, headquartered in Colorado Springs, Colorado, is a fabless semiconductor company that designs, develops and markets specialized semiconductor memory and integrated semiconductor solutions used in a wide range of product applications and markets worldwide. For more information, visit www.ramtron.com.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Ramtron International Corporation (“Ramtron”) has commenced at this time. If a tender offer is commenced, Ramtron may file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by Ramtron that is required to be mailed to stockholders will be mailed to stockholders of Ramtron. INVESTORS AND STOCKHOLDERS OF RAMTRON ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Ramtron through the web site maintained by the SEC at http://www.sec.gov.

Cautionary Statements

Except for historical information, this press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “should,” and “potential,” among others. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to: general and regional economic conditions and conditions specific to the semiconductor industry; demand for Ramtron’s products; order cancellations or reduced order placements; product sales mix; the timely development of new technologies; competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions; Ramtron’s ability to maintain an appropriate amount of low-cost foundry production capacity from its foundry sources in a timely manner; our foundry partners’ timely ability to successfully manufacture products for Ramtron; our foundry partners’ ability to supply increased orders for F-RAM products in a timely manner using Ramtron’s proprietary technology; any disruptions of Ramtron’s foundry or test and assembly contractor relationships; currency fluctuations; unexpected design and manufacturing difficulties; defects in products that could result in product liability claims; risks and uncertainties relating to the possible transaction; and the risk factors listed from time to time in Ramtron’s SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. SEC-filed documents are available at no charge at the SEC’s website (www.sec.gov) or from the company.

All forward-looking statements included in this release are based upon information available to Ramtron as of the date of this release, which may change.

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